FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 9, 2007 and incorporated by reference herein is the Registrant's immediate report dated May 9, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 9, 2007

BLUEPHOENIX SOLUTIONS REPORTS Q1 RECORD REVENUES OF
$20 MILLION & $2 MILLION NON-GAAP NET INCOME

—	Ninth Quarter of Sequential Growth

—	Continued Strong Cash Flow

Herzlia, Israel –May 9, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), a leading provider of value driven modernization solutions for legacy information systems, today reported record financial results for the first quarter ending March 31, 2007.

For the first quarter of 2007, BluePhoenix reported record sales of $20 million, up 25 % from $16 million in the first quarter of 2006, and up 10 % as compared to $18.3 million in the prior quarter. This was the ninth quarter of sequential growth.

Operating income on a non-GAAP basis for the first quarter was a record $ 2.5 million, up 32% from $1.9 million in the first quarter of 2006 and up 13 % from $2.2 million in the prior quarter. The non-GAAP operating income excludes the amortization and capitalization of intangible assets, depreciation of property and the effect of Stock –Based compensation. As a percentage of revenues, the operating income for the first quarter was 12%. The operating expenses were slightly impacted by the devaluation of the US Dollar as compared to the Israeli Shekel.

Net income on a non-GAAP basis for the first quarter, excluding non-cash financial expenses mainly related to the convertible debentures, was a record high of $2 million, or $0.13 per share, as compared to $1.4 million, or $0.10 per share, in the first quarter of 2006, and $1.65 million, or $0.11 per share, in the prior quarter.

First quarter GAAP based net income, was materially affected by the non-cash expense related to the conversion of $3.2 million of the convertible debentures into shareholders capital thus reducing the overall debt of the company. The net GAAP based net income was $125,000, or $0.01 per share, as compared to $949,000, or $0.07 per share, in the first quarter of 2006.

“We are very proud of our results. The accelerated sequential growth of BluePhoenix is a constant proof and reassurance of our ability to identify the growing needs in the market and tailor our Company’s structure to provide a unique combination of software tools and services that solve our customers’ business problems through the implementation of our special software modernization solutions,” stated Arik Kilman, Chief Executive Officer of BluePhoenix.

Kilman continued, “Our revenues grew from $58 million in 2005 to $68 million in 2006, and are expected to exceed $80 million in 2007. The first quarter had a strong cash flow: we generated a positive cash flow from operations of over $5 million. In order to increase the momentum of growing profitably, together with the expansion of the organization, we have started to implement a restructuring plan that is aimed at cutting the operational costs of the Company by approximately $3 million on an annual basis. The one time restructuring plan is expected to cost approximately $2 million. The implementation will include the reallocation of our delivery and Research and Development tasks to our low cost off-shore centers such as the one we are acquiring in St. Petersburg. This plan will gradually be further implemented, and start showing significant results in the second half of 2007. “

BluePhoenix has scheduled a conference call Conference Call on Wednesday, May 9th, 2007. at 10:00 A.M. EDT (17:00 Israel Time)

Arik Kilman, Chief Executive Officer, and Iris Yahal, Chief Financial Officer will discuss the First Quarter of FY 2007 and will be available to answer questions.

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US call: (800)-288-8975

Outside the US call: +1-(612)-332-0637

Callers should reference “First Quarter Results on May 9th, 2007” to the AT&T conference call operator.

An automated replay of the conference call will be available from May 9th 2:00 P.M. until May 11th at 11:59 P.M. (EST)

To access the replay please call

(USA) (800)-475-6701

(International) +1-(320)-365-3844

and enter BluePhoenix Solution’s access code of 872414

The automated replay can also be accessed at any time through our Web site, under the investor relations section.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serves companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Russia, Romania, Cyprus and Israel.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

Non-GAAP Financial Measures

To supplement BluePhoenix’s consolidated financial statements presented in accordance with GAAP, BluePhoenix provides non-GAAP net income (loss) and non-GAAP net income (loss) per share data. The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’s GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’s core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’s performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’s historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Non-GAAP Calculation of Net Income (Loss) Excluding Special Items” following the text of this press release.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110

Investor Contact: Paul Holm +1-212-888 4570

BluePhoenix Solutions Ltd.

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months Ended March 31,						Year Ended December 31,
	2007 Non-GAAP	Adj.	2007 GAAP	2006 Non-GAAP	Adj.	2006 GAAP	2006 Non-GAAP	Adj.	2006 GAAP

REVENUES	20,065		20,065	16,029		16,029	68,004		68,004

OPERATING EXPENSES
Cost of revenue	6,522		6,522	5,142		5,142	21,343		21,343
Software development costs, net	4,930		4,930	3,772		3,772	16,941		16,941
Selling, General and Administrative expenses	6,128		6,128	5,236		5,236	21,130		21,130
Amortization of intangible assets, net		(149)	(149)		(34)	(34)		(369)	(369)
Depreciation of property		199	199		194	194		979	979
Stock-based compensation		37	37		10	10		40	40

Total Operating Expenses	17,580	87	17,667	14,150	170	14,320	59,414	650	60,064

OPERATING INCOME	2,485	(87)	2,398	1,879	(170)	1,709	8,590	(650)	7,940

OPERATING MARGIN %	12%		12%	12%		11%	13%		12%

Financial expenses, net	(371)	(1,635)	(2,006)	(493)	(280)	(773)	(2,301)	(1,214)	(3,515)
Other income, net				14		14	282		282

INCOME BEFORE TAXES	2,114	(1,722)	392	1,400	(450)	950	6,571	(1,864)	4,707
Taxes on Income	118		118	45		45	(282)		(282)

	1,996	(1,722)	274	1,355	(450)	905	6,853	(1,864)	4,989

Minority interest	(1)	(148)	(149)	51	(7)	44	(282)	(35)	(317)

NET INCOME	1,995	(1,870)	125	1,406	(457)	949	6,571	(1,899)	4,672

EARNINGS PER SHARE:
Basic	0.13		0.01	0.10		0.07	0.47		0.34
Diluted	0.13		0.01	0.10		0.07	0.46		0.33

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING :

Basic	14,874		14,874	13,699		13,699	13,889		13,889
Diluted	15,565		15,565	14,122		14,122	14,371		14,371

BluePhoenix Solutions Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2007	December 31, 2006

ASSETS

Current Assets:

Cash and cash equivalents	$15,321	$11,627
Marketable securities	607	1,053
Trade accounts receivable	26,275	26,489
Other current assets	3,827	3,096

Total Current Assets	46,030	42,265

Non-Current Assets:

Long-term trade receivable	1,024	1,390
Property, net	2,143	2,147
Other assets, net	81,928	81,664

Total Non-Current Assets	85,095	85,201

TOTAL ASSETS	$131,125	$127,466

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term credit from banks	$625	$609
Current portion of long term convertible debentures	6,491	4,482
Trade accounts payable	5,072	4,594
Deferred revenue	7,690	7,790
Other current liabilities	6,936	6,929

Total Current Liabilities	26,814	24,404

Non-Current Liabilities

Convertible debentures	9,209	14,049
Accrued severance pay, net	2,036	1,718
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	19,932	20,027
Minority interests	5,497	5,348

Total Non-Current Liabilities	38,645	43,113

Shareholders' Equity	65,666	59,949

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$131,125	$127,466

BluePhoenix Solutions Ltd.

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS
(In thousands)

	Three months ended March 31,	Year ended December 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$125	$4,672
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in profits of subsidiaries	149	317
Depreciation and amortization	2,346	8,481
Increase in accrued severance pay, net	318	409
Gain on sale of property	(3)	(32)
Change in value of long term-loans and liabilities	1,223	1,853
Stock - based compensation	37	40
Deferred income taxes, net	-	13
Changes in operating assets and liabilities:
Decrease (increase) in marketable securities	446	(715)
Decrease (increase) in trade receivables	580	(9,731)
Increase in other current assets	(731)	(909)
Increase in trade payables	478	1,390
Increase in other accounts payable	422	4,186

Net cash provided by operating activities	5,390	9,974

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property	(201)	(676)
Proceeds from sale of property	8	161
Capitalization of software development and other costs	(2,200)	(8,259)
Purchase of minority interest in subsidiaries and purchase of activity	(306)	(1,118)
Investment in newly-consolidated subsidiaries and purchase of newly-activity	--	(13,224)

Net cash used in investing activities	(2,699)	(23,116)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(152)	(14,013)
Repayment of long-term loans	(34)	(1,149)
Receipt of long-term loans	--	14,391
Issuance of convertible debentures and warrants	--	14,140
Debentures issuance costs	--	(655)
Exercise of employee share options and warrants	1,189	730
Sale of shares held by a subsidiary		534

Net cash provided by financing activities	1,003	13,978

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,694	836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,627	10,791

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,321	$11,627